December 1, 2011

Submitted on EDGAR under "CORRESP"

Mr. Larry Spirgel, Assistant Director

Ms. Kathryn Jacobson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:          Barrett Business Services, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 1, 2011
File No. 0-21886

Dear Mr. Spirgel and Ms. Jacobson:

As discussed in our November 29, 2011 conference call with members of the Staff regarding the issues addressed in the Staff's most recent comment letter dated November 10, 2011, we are requesting additional time to provide our written response to the comments contained in the letter until December 9, 2011.